

September 26, 2019

Via E-Mail
Meagan M. Reda, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

> **Re:** **Progenics Pharmaceuticals, Inc.**
> **PREC14A filed on September 18, 2019**
> **Filed by Velan Capital, L.P., Altiva Management Inc., Balaji Venkataraman, Virinder Nohria, LTE Partners, LLC, LTE Management, LLC, Melkonian Capital Management, LLC, Ryan Melkonian, Terence Cooke, Deepak Sarpangal, Gérard Ber, Eric Ende, Ann MacDougall, Heinz Mäusli, and David Mims**
> **File No. 000-23143**

Dear Ms. Reda:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

1. Please consider including page numbers in your proxy statement.

2. Please provide the disclosure required by Items 3 and 23 of Schedule 14A.

<u>Cover page</u>

3. Please revise the cover page of your proxy statement to clearly mark it as "Preliminary Copy." Refer to Rule 14a-6(e)(1).

4.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your statement that:

- that the company faces "significant value destruction and stockholder concerns."

- that the board must be held accountable for "years of poor performance, abysmal corporate governance, commercial missteps, poor decision-making and lack of transparency."

- that a reconstituted board can "unlock unrealized value."

- that the board and CEO have presided over "…inefficient capital allocation and expense management, lack of stockholder alignment and preference for unnecessary and costly dilution…"

5.   Please provide us support for your belief that new leadership is required "consistent with what we understand to be the views of most stockholders."

Reasons for the Solicitation

6.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide characterize as your beliefs your disclosure that "Poor stock performance is simply a manifestation of two key issues…"

7.   Refer to your disclosure regarding the company's lease in New York City. We note that the company has issued press releases indicating that the company was able to lower its facility costs as a result of its move and received related tax benefits. Revise your disclosure to include this information.

8.   Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the disclosure referenced below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

- Your belief that the "current Board's lack of alignment with stockholders through its minimal stock ownership has caused a preference for unnecessary and costly stockholder dilution."

- Your reference, in Proposal 3, to your inclusion of the proposal out of "an abundance of caution given this Board's track record…"

Proposal 4 – The Board Size Proposal

9.   Please revise this proposal to provide the disclosure required by Item 19 of Schedule 14A.

Proposal 5 – The Election Proposal

10.   Please tell us, with a view toward revising your disclosure, whether the election of your nominees following the removal of the incumbent directors is permitted under the current bylaws, without regard to the result of the consent solicitation as to Proposal 3.

11.   Please revise the biographical information for Mr. Mims to include information for the past five years.

12.   Refer to the disclosure relating to the company's Loan Agreement. Revise your disclosure to quantify the current outstanding balance of the loan that may be accelerated as a result of a change of control.

13.   In connection with your discussion of the consequences of a change of control of the company, please tell us, with a view toward revised disclosure, whether the company's license agreement with the University of Zurich, its New York City lease agreement and its license agreement with Johns Hopkins have any provisions relating to a change of control.

Incorporation by Reference

14.   You may not disclaim your own disclosure. Please revise this section accordingly.

Form of Consent Card

15.   Please revise the form of consent card to specify that each proposal is made by the participants. See Rule 14a-4(a)(3).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions